December 8, 2023

BY EDGAR

Division of Corporate Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Amy Geddes
Doug Jones

Re:	Sea Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 6, 2023
File No. 001-38237

Dear Ms. Geddes and Mr. Jones:

Sea Limited (the “Company”) confirms that it has received the letter dated December 5, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Form 20-F. The Company respectfully requests an extension and expects to respond to the comments in the Comment Letter on or before Friday, January 12, 2024.

Please contact Dwight S. Yoo at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Tony Tianyu Hou

cc:	Yanjun Wang, Sea Limited
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP